SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(3)


                            Mexco Energy Corporation
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                                (Name of Issuer)


                     Common Stock, Par Value $0.50 Per Share
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                         (Title of Class of Securities)


                                    592770101
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                                 (CUSIP Number)

                              L.E. Sawyer, Jr. 901
                            Country Club Dr. Midland,
                                   Texas 79701
                                 (915) 684-4145
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 5, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

CUSIP No.592770101      AMENDMENT NO. 3 TO SCHEDULE 13D        Page 2 of 4 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               L.E. Sawyer, Jr. dba Maxwell Resources
               SSN# ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
     n/a                                                         (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               _________________________________________________________________
               7    SOLE VOTING POWER

                    103,456 shares*
NUMBER OF
SHARES         _________________________________________________________________
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH
REPORTING           n/a
PERSON         _________________________________________________________________
WITH           9    SOLE DISPOSITIVE POWER

                    103,456 shares*

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    n/a

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,456 shares*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     n/a                                                               [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.98% of the outstanding shares*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________
*Includes vested options to acquire 2,500 shares of the Registrant's common stock ($.50 par value) at a purchase price of $6.75 per share.

CUSIP No.592770101                       13D                   Page 3 of 4 Pages
AMENDMENT NUMBER 3

     Unless otherwise defined or indicated n this Amendment number 3, capitalized terms which are used herein and are defined in the Schedule 13D filed December 6, 2002 (Original 13D) shall have the meanings assinged them in the Original 13D. All information herein with respect to Mexco Energy Corporation, a Colorado corporation, is to the best knowledge and belief of the Reporting Person, as defined herein.

________________________________________________________________________________
Item 1.  Security and Issuer.

     This Amendment is filed by Mr. L.E. Sawyer, Jr., an individual, RESIDING IN Midland, Midland County, Texas. This Amendment relates to the $0.50 par value common stock of Mexco Energy Corporation (herein called the "Issues"), a Colorado corporation maintaining its principal executive offices at 214 West Texas, Suite 1101, Midland, Texas 79701.

     The Issuer's corporate name was formerly Miller Oil Company; however, in April 1980 the shareholders of the Issuer adopted a proposal to amend the Articles of Incorporation ("Articles") of the Issuer to change the corporate name to that indicated above. Also at that time, the shareholders of the Issuer approved amendments to the Articles which related in a one-for-fifty reverse stock split of the Issuer's common stock ($0.50 par value). The corporate name change and reverse stock split became effective April 30, 1980, upon the filing of the Amendment to the Articles of Incorporation with the Colorado Secretary of State.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)- (c) L. E. Sawyer, Jr., whose business address is 901 Country Club Drive, Midland, Texas 79701, acquired stock of the Issuer in the amount of 103,256 shares prior to June 5 , 2003 and on such date an additional 200 shares. His principal occupation is that of an independent landman for oil and gas. Clients include the Issuer and others for his own account.

     (d) During the last five years Mr. Sawyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Civil Proceedings Involving Violations of Federal or State Securities Laws. During the last five years Mr. Sawyer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Sawyer being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal and state securities laws or finding any violation with respect to such laws.

     (f) Mr. Sawyer is a United States citizen.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     On June 5 Mr. Sawyer acquired 200 shares @ $5.25 per share. Purchases of the Issuer's common stock by Mr. Sawyer were made from cash from Mr. Sawyer's personal funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The shares of common stock were acquired by Mr. Sawyer for investment with the view to capital appreciation. Mr. Sawyer has no present plans or proposals to acquire or dispose of any securites of the Issuer or present plans or proposals which relate to or would result in any of the events or actions described in Item 4 to Schedule 13D/A or any action similar thereto.

     Mr. Sawyer will continue to review his investment in the shares of common stock and his alternatives with respect to the matters described above, and reserves the right to formulate additional plans or proposals with respect thereto, or to change his intentions with respect to any or all of the foregoing.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Sawyer owns beneficially 103,456 shares of common stock, representing approximately 5.98% of the outstanding common stock of the Issuer, including the vested option to acquire 2,500 shares of Registrant's common stock at $6.75 per share. Mr. Sawyer has the sole power to vote or dispose of the 103,456 shares. Except for the June 5, 2003 purchase of 200 shares of common stock, Mr. Sawyer has not engaged in any transactions involving the common stock during the past 60 days.

     (d) No person, other than Mr. Sawyer, is known to have the right to receive, or the power to direct, the receipt of dividends or sale proceeds with respect to the securites for whose sale this amendment is filed.

     (e) n/a

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     n/a

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     n/a

________________________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      June 9, 2003
                                        ----------------------------------------
                                                         (Date)


                                                    L. E. Sawyer, Jr.
                                        ----------------------------------------
                                                       (Signature)


                                        L. E. Sawyer, Jr. dba Maxwell Resources
                                        ----------------------------------------
                                                       (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).